FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                          FOR July 6, 2005

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 230-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable














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                                     FORM 27

                   MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                    OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.    Reporting Issuer
      ----------------

      DynaMotive Energy Systems Corporation
      230-1700 West 75th Avenue
      Vancouver, BC V6P 6G2

      Tel. (604) 267-6013

2.    Date of Material Change
      -----------------------

      July 05, 2005

3.    Press Release
      -------------

      July 05, 2005

4.    Summary of Material Change
      --------------------------

Vancouver, BC - DynaMotive Energy Systems Corporation (OTCBB: DYMTF), announced that it has signed an agreement to initiate research on the gasification of BioOil at the University of Western Ontario, Department of Chemical and Biochemical Engineering. The research project involves the development of a process for gasification of BioOil by catalytic steam reforming to produce syngas and/or hydrogen.

Syngas can be further converted into synthetic diesel, a renewable, greenhouse gas neutral fuel that can replace hydrocarbon diesel. With the escalating cost of fossil fuels and the dependence on crude oil as the primary source of energy for automobiles, it has become increasingly important to develop synthetic fuels.

Catalytic steam reforming of BioOil has already been demonstrated at the bench-scale. The objective of the research program will be to develop it into a practical process for BioOil gasification. The project will be directed by Professors Franco Berruti and Cedric Briens and Dr. Desmond Radlein, all of whom have many years of experience in biomass chemistry, catalysis and relevant reaction engineering. Dr Radlein also serves as a director of DynaMotive.

In May 2004, DynaMotive announced the formation of a jointly funded research and development group with Dr. Desmond Radlein of Resource Transform International (RTI). The focus of this group is to invest directly into R&D initiatives and coordinate research activities. The research at the University of Western Ontario is one such initiative and demonstrates that DynaMotive is committed to continued research programs to further its technology.

Speaking about the research initiative, Dr. Desmond Radlein said: "The success of this project would pave the way for efficient production of high quality transportation grade fuels from biomass with BioOil as the key intermediate.

The University will act as an independent contractor on this research program, which will commence in July 2005 and will last up to 18 months. Any technology developed from the program will belong to the University with DynaMotive having the option to obtain a non-exclusive license to it.


5.    Full Description of Material Change
      -----------------------------------

      Please see attached press release

6.    Reliance on Section 85(2) of the Act
      ------------------------------------

      N/A

7.    Omitted Information
      -------------------

      N/A

8.    Senior Officers
      ---------------

      The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

      Andrew Kingston
      President & CEO
      6876 Churchill Street
      Vancouver, BC V6P 5B3
      (604) 263-1731

9.    Statement of Senior Officer
      ---------------------------

      The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 5th day of July 2005.


               DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                    (signed)    "Andrew Kingston"
                                 Andrew Kingston
                                 President & CEO

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

DYNAMOTIVE ENERGY SYSTEMS CORPORATION          News Release - July 5, 2005

     DynaMotive Advances Development of Mobile Fuels from BioOil
    Research Agreement with University of Western Ontario to Focus on
          Hydrogen and Synthetic Diesel Production Feasibility

Vancouver, BC - DynaMotive Energy Systems Corporation (OTCBB: DYMTF), announced that it has signed an agreement to initiate research on the gasification of BioOil at the University of Western Ontario, Department of Chemical and Biochemical Engineering. The research project involves the development of a process for gasification of BioOil by catalytic steam reforming to produce syngas and/or hydrogen.

Syngas can be further converted into synthetic diesel, a renewable, greenhouse gas neutral fuel that can replace hydrocarbon diesel. With the escalating cost of fossil fuels and the dependence on crude oil as the primary source of energy for automobiles, it has become increasingly important to develop synthetic fuels.

Catalytic steam reforming of BioOil has already been demonstrated at the bench-scale. The objective of the research program will be to develop it into a practical process for BioOil gasification. The project will be directed by Professors Franco Berruti and Cedric Briens and Dr. Desmond Radlein, all of whom have many years of experience in biomass chemistry, catalysis and relevant reaction engineering. Dr Radlein also serves as a director of DynaMotive.

In May 2004, DynaMotive announced the formation of a jointly funded research and development group with Dr. Desmond Radlein of Resource Transform International (RTI). The focus of this group is to invest directly into R&D initiatives and coordinate research activities. The research at the University of Western Ontario is one such initiative and demonstrates that DynaMotive is committed to continued research programs to further its technology.

Speaking about the research initiative, Dr. Desmond Radlein said: "The success of this project would pave the way for efficient production of high quality transportation grade fuels from biomass with BioOil as the key intermediate.

The University will act as an independent contractor on this research program, which will commence in July 2005 and will last up to 18 months. Any technology developed from the program will belong to the University with DynaMotive having the option to obtain a non-exclusive license to it.

Recently, DynaMotive announced that it would ship BioOil to the FZK research institute in Freiberg Germany (see press release "DynaMotive to Ship BioOil for Development of Advanced Fuels", June 15th 2005). The research done at FZK is also working towards converting BioOil to syngas.

University of Western Ontario

The University of Western Ontario is one of Canada's premier research institutions and has been consistently ranked as one of the top universities in the country. Research is an integral part of the University's mission and external support for research projects totals nearly $190 million per year. Western is one of Canada's oldest universities and has 1,164 faculty members and almost 29,000 undergraduate and graduate students.

About DynaMotive

DynaMotive is an energy systems company focused on the development of innovative energy solutions based on its patented fast pyrolysis system.

Through the application of fast pyrolysis, DynaMotive unlocks the natural energy found in the world's abundant organic resources traditionally discarded by the agricultural and forest industries. DynaMotive's technology economically converts biomass into a renewable, environmentally friendly fuel. DynaMotive has successfully demonstrated conversion of these residues into fuel known as BioOil, as well as char.

For more information on DynaMotive, please call:
Corporate Communications:
Tel: (604) 267-6000    Toll Free (in North America):  1-877-863-2268
Fax: (604) 267-6005
Email: investor@DynaMotive.com       Website: www.DynaMotive.com


Forward Looking Statement

Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws.

Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission

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